SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 1999




                              TOWNPAGESNET.COM PLC

        11 MARKET SQUARE, ALTON, HAMPSHIRE, GU34 1HD, UNITED KINGDOM
                           (011) 44-1420-543-468

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                  Form 20-F  X            Form 40-F  __

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                  Yes  __                 No X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

                  N/A





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                               REPORT ON FORM 6-K

                              TOWNPAGESNET.COM PLC

      This Report on Form 6-K contains information substantially similar to what TownPagesNet.com plc, a corporation organized and existing under the laws of England and Wales ("TownPages"), would have filed on a Current Report on Form 8-K under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") if TownPages was a United States corporation filing reports under the Exchange Act.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

      On September 24, 1999, TownPages consummated the acquisition of 100% of the share capital (the "Shares") of Morbria Limited, and its wholly-owned subsidiaries, The Graphic Palette Company (Manchester) Limited, Centrix Communications Limited and Review Marketing and Advertising Limited, all corporations organized and existing under the laws of England and Wales (individually, a "Company" and collectively, the "Companies"). Morbria, through its subsidiary Graphic Palette, specializes in web site design and advertising services.

      The Shares were acquired from Glen UK Holdings Limited, an English corporation, and Robert Paul Dillon (the "Stockholders"). Glen UK Holdings Limited, the majority stockholder of Morbria, is an investment company owned by Kevin R. Leech, the majority stockholder and a director of TownPagesNet.com plc.

      In consideration for the Shares, TownPages delivered to the Stockholders an aggregate of 857,972 of TownPages ordinary shares, valued at (pound)3,379,888 (approximately US$5.4 million). The calculation of the number of TownPages shares issued was based on a price of US$6.50 per share, representing a 20% discount of the closing price per share of the TownPages American Depositary Shares ("ADSs") on the American Stock Exchange on Thursday, September 23, 1999. The share value was discounted due to the fact that the shares issued are restricted and the Stockholders have no registration rights with respect to such shares. The Shares are being held in escrow by TownPages' UK counsel pending delivery of a fairness opinion to TownPages indicating that the consideration paid for the Shares is fair and reasonable from a financial point of view of the stockholders of TownPages.

      In addition, TownPages agreed to pay to the Stockholders contingent consideration within 90 days after the end of each of fiscal years ending March 31, 2000 and March 31, 2001, in the event that the aggregate turnover or sales revenues of the Companies equals or exceeds certain specified targets in each of fiscal 2000 and 2001. The Stockholders will be paid (pound)930,000 for the year ending March 2000 and the amount the turnover exceeds the target of (pound)3,160,000 multiplied by 1.77 for the year ending March 2001. The contingent consideration is payable in TownPages ordinary shares based on a price of US$6.50 per share.

      The information set forth above is qualified in its entirety by reference to: (i) the Agreement for the Acquisition of Morbria Limited and its subsidiaries by TownPagesNet.com plc, dated September 24, 1999, a copy of which is attached hereto as Exhibit 4.1; and (ii) the Press Release of TownPages, released October 1, 1999, a copy of which is attached hereto as Exhibit 99.1.


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Item  7.  Financial   Statements,   Pro  Forma  Financial  Statements  and
          Exhibits.

      Financial statements of Morbria Limited and its subsidiaries and pro forma financial information are presently in the process of being prepared by TownPages and its auditors and will be filed by TownPages on Form 6-K as soon as practicable.

(c)   Exhibits.

      Exhibit No.                         Description
      -----------                         -----------

          4.1 Agreement for the Acquisition of Morbria Limited by TownPagesNet.com plc, dated September 24, 1999.

          99.1          Press Release, dated October 1, 1999.



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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              TOWNPAGESNET.COM PLC



Date:  January 13, 2000       By:/s/Stephen Hall
                                 --------------------------------------
                                 Stephen Hall, Chief Operations Officer












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                                  EXHIBIT INDEX
                                  -------------


      Exhibit No.       Description
      -----------       -----------

          4.1 Agreement for the Acquisition of Morbria Limited by TownPagesNet.com plc, dated September 24, 1999.

          99.1    Press Release, dated October 1, 1999.